MEMORANDUM

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Contractual Obligations and Other Commitments, page 40

1. In future filings please revise the tabular disclosure to include the estimated interest payments on long-term debt in the table or as a supplemental footnote. See Item 303(a) (5)(ii) of Regulation S-K and Section IV of SEC Release 33-8350.

Response:

In future filings, the Company will revise its tabular disclosure of contractual obligations and other commitments to include the estimated interest payments on long-term debt.

Consolidated Balance Sheets, page F-4

2. If you continue to present restricted cash please include a policy note disclosing the nature of the restriction and intended purpose for the funds. We notice there is relatively little change in the balances presented. If the funds are not intended to be used in the near term we would expect them to be excluded from current assets. See footnote 1 in paragraph 6 of Chapter 3 of ARB 43.

Response:

The restricted cash currently reflected on the Company’s balance sheets consists of funds related to a third party’s proportionate obligation in the plugging and abandonment of a particular oil and gas property operated by the Company’s Maritech Resources, Inc. (Maritech) subsidiary. This cash will remain restricted until such time as the associated plugging and abandonment project is completed. The associated liability for this plugging and abandonment project is included in current liabilities, as the work was estimated to be performed during 2007. In future filings, to the extent the Company has restricted cash which has yet to be applied to the completed plugging and abandonment project, the Company will include as part of its Significant Accounting Policies footnote a description of the purpose of the restricted cash and the nature of the restriction. The Company will also continue to classify such restricted cash as either current or long-term asset as appropriate based upon the timing of the Company’s expected usage of such restricted cash.

Consolidated Statement of Operations, page F-6

3. Please tell us whether your rental revenues exceeded 10% of total revenues. See Regulation S-X Rule 5-03.01.

Response:

For the year ended December 31, 2006, rental revenues amounted to approximately 6.97% of total consolidated revenues. The Company will continue to monitor the level of rental revenues in the future and its compliance with Rule 5-03(b).

Notes to Consolidated Financial Statements, page F-9

Gas Balancing, page F-12

4. If the receivable is recorded under the entitlement method please disclose if it is valued at the lower of: (a) the price in effect at the time of production, (b) current market price, or (c) if applicable, contract price.

Response:

The Company’s gas balancing receivables are associated with its Maritech subsidiary, which acquires mature oil and gas producing properties. Accordingly, gas balancing receivables generally represent balancing positions associated with acquired properties, and are initially valued at fair value based on expected actual future cash flows to be received. Changes in gas balancing receivables are recorded based on volumes over- or underproduced compared to Maritech’s entitled share, and are valued at the lower of the price in effect at time of production, current market price, or contract price, if applicable. In future filings, the Company proposes to revise its existing disclosure as follows:

Gas Balancing

As part of its acquisitions of producing properties, Maritech has acquired gas balancing receivables and payables related to certain properties. Maritech allocates value for any acquired gas balancing positions using estimated amounts expected to be received or paid in the future. Amounts related to under-produced volume positions acquired are reflected as assets and amounts related to overproduced volume positions acquired are reflected as liabilities. At December 31, 2006 and 2005, the Company reflected a gas balancing receivable of $3.3 million and $3.2 million, respectively, in accounts receivable or other long-term assets and a gas balancing payable of $6.9 million and $3.1 million, respectively, in accrued liabilities or other long-term liabilities. Following the acquisition of a property, Maritech accounts for gas sales revenue from such property based on its entitled share of total monthly production, with any monthly over- or under-production taken as an adjustment to the gas balancing receivable or payable, valued at the lower of the price in effect at time of production, current market price, or contract price, if applicable.

Environmental Liabilities, page F-14

5. You disclose that you accrue loss estimates when both criteria in paragraph 8 of SFAS No. 5 are met. You do not address your policy with respect to disclosure of losses in excess of amounts recorded when there is a reasonable possibility that additional loss may have been incurred. See paragraphs 13 through 16 of SOP 94-6. Please expand your policy to include this as well as disclose the underlying judgments and assumptions considered by management when assessing the measurement and recognition of recorded and unrecorded environmental remediation liabilities. See the bullet points in Question 2 to SAB Topic 5Y. Please include an example of your revised disclosures in your response.

Response:

The Company has reviewed and given due consideration of the disclosure provisions of paragraph 8 of SFAS No. 5, paragraphs 13 through 16 of AICPA SOP 94-6, and Question 2 to SAB Topic 5Y. Set forth below are the Company’s proposed revisions to its Significant Accounting Policy footnote discussion of environmental liabilities. With respect to the judgments and assumptions considered by management when assessing the measurement and recognition of recorded and unrecorded environmental remediation liabilities, the revised disclosure reflects the material factors which are considered relevant to the Company’s circumstances. Please also refer to Note J – Commitments and Contingencies on page F-27 of its Form 10-K, which includes a more specific discussion of the Company’s existing environmental liability, in which the range of reasonably possible future costs is disclosed. In light of this additional disclosure in Note J, and the low materiality level of the Company’s possible environmental exposure, the Company respectfully requests that the revised disclosure below be incorporated into future filings, beginning with its September 30, 2007 Form 10-Q, rather than amending its previous Form 10-K.

Environmental Liabilities

Environmental expenditures which result in additions to property and equipment are capitalized, while other environmental expenditures are expensed. Environmental remediation liabilities are recorded on an undiscounted basis when environmental assessments or cleanups are probable and the costs can be reasonably estimated. Estimates of future environmental remediation expenditures often consist of a range of possible expenditure amounts, a portion of which may be in excess of amounts of liabilities recorded. In this instance, the Company discloses the full range of amounts reasonably possible of being incurred. Any changes or developments in environmental remediation efforts are accounted for and disclosed each quarter as they occur. ~~These costs are adjusted as further information develops or circumstances change.~~ Any recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

Complexities involving environmental remediation efforts can cause the estimates of the associated liability to be imprecise. Factors which cause uncertainties regarding the estimation of future expenditures include, but are not limited to, the effectiveness of the anticipated work plans in achieving targeted results and changes in the desired remediation methods and outcomes as prescribed by regulatory agencies. Uncertainties associated with environmental remediation contingencies are pervasive and often result in wide ranges of reasonably possible outcomes. Estimates developed in the early stages of remediation can vary significantly. Normally, a finite estimate of cost does not become fixed and determinable at a specific point in time. Rather, the costs associated with environmental remediation become estimable as the work is performed and the range of ultimate cost becomes more defined. It is possible that cash flows and results of operations could be materially affected by the impact of the ultimate resolution of these contingencies.

Revenue Recognition, page F-14

6. We note that you recognize revenues based upon the percentage of completion method. Please provide the disclosures required by Regulation S-X Rule 5-02.3(c).

Response:

Revenues recognized under the percentage of completion method of accounting are related to certain turnkey contracts of the Company’s well abandonment and decommissioning businesses, which generally consist of short-term projects of two to three months in length. Accounts receivable from accrued percentage of completion revenues totaled approximately $8,617,000 as of December 31, 2006, or approximately 3.54% of consolidated receivables (1.10% of consolidated revenues). The Company did not consider the foregoing amount to be material and accordingly did not include the disclosures under Rule 5-02.3(c). Such accrued amounts are generally not billable to the customer until such time as the project is completed.

In future filings, in the event accrued percentage of completion revenues are material, the Company will include a revised disclosure similar to the following:

Revenue Recognition

Revenues are recognized when finished products are shipped or services have been provided to unaffiliated customers and only when collectibility is reasonably assured. Sales terms for the Company’s products are FOB shipping point, with title transferring at the point of shipment. Revenue is recognized at the point of transfer of title. The Company recognizes oil and gas revenues from its interests in producing wells as oil and natural gas is produced and sold from those wells and includes such revenues in product sales revenues. Oil and natural gas sold is not significantly different from the Company’s share of production.

With regard to turnkey contracts, revenues are recognized on the percentage-of-completion method based on the ratio of costs incurred to total estimated costs at completion. Total project revenue and cost estimates for turnkey contracts are reviewed periodically as work progresses, and adjustments are reflected in the period in which such estimates are revised. Provisions for estimated losses on such contracts are made in the period such losses are determined. As of December 31, 2006, accrued and unbilled revenues pursuant to turnkey contracts accounted for under the percentage-of-completion method and included in accounts receivable totaled $8.6 million. All of these amounts included in accounts receivable are expected to be collected within one year. A portion of the Company’s well abandonment and decommissioning services operations are provided pursuant to turnkey contracts, and generally such projects are completed within six months of inception. Revenues are generally not billable to customers until after each project is completed.

Note D – Acquisitions and Dispositions, page F-18

7. We note that you have not provided pro forma information with respect to your acquisitions that you closed in the most recent fiscal year. Please confirm to us that the pro forma results of operations for 2006 would not have been materially different from actual historical results of operations. See SFAS 141 paragraph 54.

Response:

The Company’s two most significant acquisitions during 2006 were consummated during the first quarter of the year. Accordingly, pro forma results of operations, assuming all acquisitions were consummated as of January 1, 2006, would not be materially different (less than 2% increase in net income) from actual results.